UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2011

Commission File No. 0-24342

REG TECHNOLOGIES INC.

Registrant's Name

#240 – 11780 Hammersmith Way, Richmond, BC V7A 5E9

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F
Form 20-F       X                                                          Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______          No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.	Document

99.1	Material Change Report dated October 7, 2011.
99.2	Amended notice of meeting and record date dated September 6, 2011.
99.3	Notice of meeting dated October 11, 2011.
99.4	Management information circular dated October 11, 2011.
99.5	Form of proxy
99.6	News release dated October 26, 2011.
99.7	Interim financial statements for the three months ended July 31, 2011.
99.8	Management Discussion & Analysis for the three months ended July 31, 2011.
99.9	Form 52-109FV2 CFO Certification
99.10	Form 52-109FV2 CEO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
By	REG TECHNOLOGIES INC. (Registrant) /s/ John Robertson John Robertson, President

Date  November 7, 2011